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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                SEC FILE NUMBER
                                   33-2262-A
                                  CUSIP NUMBER
                                  007928 10 4

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  X Form 10-K and Form 10-KSB     Form 20-F     Form 11-K
                Form 10-Q and Form 10-QSB     Form N-SAR


For Period Ended: December 31, 1996
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For Transition Period Ended:


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

        Full Name of Registrant:
        Advanced Viral Research Corp.

        Former Name if Applicable:
        N/A

        Address of Principal Executive Office (Street and Number):
        1250 East Hallandale Beach Blvd., Suite 501,
        Hallandale, FL 33009

PART II - RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, or transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
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        (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why the subject annual report, semi-annual report, quarterly report or transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form 10-QSB, or Form N-SAR, or portion thereof, could not be filed within the prescribed time period:

        Computer difficulties

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

                                William Bregman
                                 (954) 458-7636

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).  Yes

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        Yes

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company's increased losses for the fiscal year ended December 31, 1996 ($1,154,740) as compared with ($401,884) for the fiscal year ended December 31, 1995 were attributable to the employment of Shalom Z. Hirschman, M.D. as President and Chief Executive Officer of the Company, increased research and development and the implementation of Statement of Financial Accounting Standards Board (SFAS) No. 123, "Accounting for Stock-Based Compensation," which accounts for options granted in 1996.

                         ADVANCED VIRAL RESEARCH CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 1997    By: /s/ William Bregman
                           ------------------------------------------
                           William Bregman, Secretary-Treasurer,
                           Principal Financial and Accounting Officer